UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Via Facsimile (011) 49 89 636-34404 and U.S. Mail

Mail Stop 5546						January 6, 2006

Heinz-Joachim Neuburger
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

	Re:	Siemens Aktiengesellschaft
		Form 20-F for the Fiscal Year Ended September 30, 2004
		Filed November 29, 2004
      File No. 001-15174

Dear Mr. Neuburger:

      We have reviewed your letter of October 19, 2005 and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to the comments in our letter dated September 12, 2005. We also note the statement on page 7 of the Form
20-F filed December 7, 2005, that you have customers in Cuba, Libya and North Korea. Please describe your direct and indirect operations associated with these countries and any entities located in these countries, including whether any of your customers are government agencies or state-owned enterprises. Please also address the materiality of your contacts with these countries, and whether those contacts constitute a material investment risk for your security holders. Your response should address both quantitative and qualitative factors that would bear on the materiality of your contacts.

2. We note the statement in your response that you anticipate operations in Iran will increase for several reasons, including the acquisition of VA Tech. Please confirm that your materiality analysis takes into account your anticipated increasing operations in
Iran and any other country designated as a state sponsor of terrorism.

3. We note that your October 19 letter includes sales information for
Iran and Syria, and aggregate sales information for Iran, Sudan and
Syria, only for fiscal 2004. Please provide the same information for fiscal 2002 and fiscal 2003.

4. Please address specifically the impact on your operations of the direct and indirect costs of compliance with your group policy, export control procedures and compliance programs in connection with your past, current and anticipated operations in the six countries currently identified as state sponsors of terrorism by the U.S. State
Department, including controls regarding the sale of dual-use products. Please also address the potential impact on your business, reputation and share value of the investor sentiment evidenced by, among other things, the state legislation and the letter from the chairman of the Illinois investment board referenced in our prior comment one. In this regard, we note also that Harvard University,
Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan; the California Public Employees` Retirement System recently approved a proposal by the California State Treasurer that CalPERS demand you cease doing business with Sudan and Sudanese-controlled entities; and Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.

5. We refer you to the disclosure on page 7 of your Form 20-F filed on December 7, 2005 and the statement that you conduct business with customers in Cuba, Iran, Syria, Sudan, Libya and North Korea. Currently, the significance of these particular countries is not clear. Please indicate in future filings, assuming such is still the case, that the U. S. identifies these countries as state sponsors of terrorism and subjects them to export controls.



      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance
Heinz-Joachim Neuburger
Siemens Aktiengesellschaft
January 6, 2006
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